SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

AMENDMENT NO. 2

ProPhase Labs, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

74345W 10 8

(CUSIP Number)

Herbert Kozlov, Esq.
Reed Smith LLP
599 Lexington Avenue
New York, New York 10022
(212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No:                     74345W 10 8

1.	NAME OF REPORTING PERSON:

Ted Karkus

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions):

(a)   ☐
(b)   ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)	PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e):                                                                                                                                ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

	7.	SOLE VOTING POWER	1,469,798
NUMBER OF
SHARES	8.	SHARED VOTING POWER	0
BENEFICIALLY
OWNED BY	9.	SOLE DISPOSITIVE POWER	1,388,883
EACH
REPORTING PERSON WITH	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,469,798 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	10.0%

14.	TYPE OF REPORTING PERSON (See Instructions)	IN

Introductory Note:

This Amendment No. 2 amends and supplements the Statement on Schedule 13D filed by Ted Karkus (the “Reporting Person”) on April 27, 2011 (the “Original Schedule 13D”, as amended and supplemented by the Schedule 13D/A filed on November 15, 2011, together with this Amendment No. 2, the “Schedule 13D”) to the extent specifically set forth below.  Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D.

Item 3.                      Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:

The Reporting Person acquired 19,192 shares of Common Stock in open market transactions on the Nasdaq Global Market on November 16, 2011 for aggregate consideration of $17,270.28 (exclusive of commissions). All of the purchases were made with the Reporting Person’s personal funds.  On December 14, 2011, the Reporting Person was granted by the Issuer under its Amended and Restated 2010 Equity Compensation Plan 134,409 shares of Common Stock with respect to the Reporting Person’s 2011 executive bonus.

Item 5.                      Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)-(b)   Based on 14,657,571 shares of Common Stock outstanding as of December 14, 2011, the Reporting Person may be deemed to beneficially own 1,469,798 shares of Common Stock.  Such ownership represents 10.0% of the issued and outstanding shares of the Issuer.

The Reporting Person has (i) sole power to vote 1,469,798 shares of Common Stock which is comprised of 1,369,798 shares and options to purchase 100,000 shares that vested and become exercisable on December 15, 2011; and (ii) sole power to dispose of 1,388,883 shares of Common Stock which is comprised of 1,288,883 shares and options to purchase 100,000 shares that vested and become exercisable on December 15, 2011. Such amounts do not include options to purchase 500,000 shares of Common Stock that have not vested and therefore are not exercisable within 60 days of the date hereof.

(c)           Other than the Issuer’s grant of shares of Common Stock on December 14, 2011 to the Reporting Person, the Reporting Person has not engaged in any transaction in the Common Stock during the last 60 days except as follows:

Date	Transaction	Number of Shares	Weighted Average Price Per Share
November 14, 2011	Purchase	171,018	$0.852
November 16, 2011	Purchase	19,192	$0.899

(d)-(e)                      Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2011

By:           /s/ Ted Karkus